

July 8, 2022

Ryan Nebel
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Rocky Mountain Chocolate Factory, Inc.**
> **Preliminary Proxy Statement filed by AB Value Partners LP et al.**
> **Filed July 1, 2022**
> **File No. 001-36865**

Dear Mr. Nebel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background to Solicitation, page 5

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

   - that the company's setting of the annual meeting date was done "...seemingly in an attempt to circumvent the new universal proxy rules..."
   - that "...Chair Geygan...has since taken control of the Board" (page 11) and similar disclosure relating to Mr. Geygan's influence over the board and company.
   - your belief "...that [Mr. Geygan] has chosen to attempt to take effective control of the Company through his position as Chair without any process or paying any premium." (page 11)

Reasons for the Solicitation, page 11

2.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- various references to the board being conflicted.
- that Mr. Geygan's apparent control of the board "...has led to ... a concerning level of attrition among highly-qualified women in the boardroom" and that the board or company are under the "...seemingly outsized influence and power of Mr. Geygan" and similar statements.
- that "Chair Geygan Has Fostered Exceedingly Poor Corporate Governance."
- that "the Board has filled the Company's executive team and outside advisers to be filled with Mr. Geygan's allies."
- that "Mr. Sarlls has repeatedly ... childishly ignored" you.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions